United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06830
Tel: 203-622-3131
Fax: 203-622-6080
www.unitedrentals.com

UNITED RENTALS ANNOUNCES PRELIMINARY FIRST QUARTER 2005 EARNINGS

GREENWICH, Conn. – May 4, 2005 – United Rentals, Inc. (NYSE: URI) today announced that it expects diluted earnings per share of $0.15 for the first quarter of 2005. The company also announced that it anticipates diluted earnings per share for the full year 2005 of $1.60 to $1.70.

Preliminary First Quarter 2005 Financial Highlights

•	Total revenues increased 13.5%, to $732 million, from last year’s first quarter.

•	Same-store rental revenues increased 9.9%.

•	Rental rates for the general rentals segment increased 9.7% compared with the first quarter of 2004.

•	Dollar utilization was 53.6%, an increase of 4.0 percentage points from last year’s first quarter.

•	The total cash balance at March 31, 2005 was $342 million, an increase of $40 million from December 31, 2004.

First Quarter 2005 Selected Business and Preliminary Financial Data

As previously announced, United Rentals has delayed reporting final 2004 results for the reasons described below. The company will also delay finalizing its results for the first quarter of 2005 and filing its Form 10-Q until it reports final results for 2004. The delay in filing the Form 10-Q will extend beyond the due date, including the five-day extension period. The earnings, other selected financial data and 2005 outlook provided in this press release are preliminary and subject to change based on completion of the 2004 audit or the outcome of the previously announced SEC inquiry and the related internal review. This data should not be viewed as a substitute for full financial statements or as a measure of the company’s performance.

Total revenues for the first quarter 2005 were $732 million, an increase of 13.5% compared with $645 million for the same period last year. Cash flow from operations for the quarter was $149 million and free cash flow was $45 million, compared with cash flow from operations of $203 million and free cash flow of $87 million for last year’s first quarter. Free cash flow was after total rental and non-rental capital expenditures of $170 million in the 2005 period and $171 million in the 2004 period. The decrease in cash flow from operations and free cash flow in 2005 was attributable to less cash generated from working capital.

The size of the rental fleet, as measured by the original equipment cost, was $3.7 billion at the end of the first quarter of 2005, and the age of the fleet was 40 months. The size and age were unchanged from year-end 2004.

General Rentals Segment

General rentals segment revenues represented 94% of total revenues in the first quarter of 2005. First quarter revenues for general rentals were $688 million, an increase of 14.7% compared with $599 million for the first quarter of 2004. Rental rates for the first quarter increased 9.7% and same-store rental revenues increased 11.1% from the first quarter of 2004.

Traffic Control Segment

First quarter revenues for the traffic control segment were $43.9 million compared with $45.4 million for the first quarter of 2004, a decline of 3.2%. Same-store rental revenues in the first quarter declined 2.8% from the first quarter of 2004.

CEO Comments and Outlook

Wayland Hicks, chief executive officer, said, “Our strong first quarter performance reflects the significant growth we achieved in our general rentals segment, where revenues grew 14.7% and same-store rental revenues were up 11.1%. The primary driver of this growth was the success of our ongoing rates initiative, which enabled us to improve pricing without impacting customer demand. We also increased our contractor supplies sales 41% in the quarter and opened three additional distribution centers to support future expansion.”

Hicks continued, “For the full year 2005, we anticipate total revenues of $3.4 billion, diluted earnings per share of $1.60 to $1.70 and free cash flow of at least $200 million. We expect to drive general rentals growth by improving rental rates at least 5% over last year, expanding our rental fleet, increasing contractor supplies sales by more than 30%, and opening new branches. We’ve opened 10 new branches this year and plan to open a total of 30 to 35 by year-end.

“We are continuing to see improvement in our principal end market, private non-residential construction, where first quarter spending rose 7% year-over-year according to Department of Commerce data. This improvement supports the strategic investments we are making to drive future growth.”

Status of Results

As previously announced, the company has delayed finalizing its 2004 results to allow time to review matters relating to the SEC inquiry; complete work on an income tax restatement required to lower the provision for income taxes which in total was higher than required for periods prior to 2004; complete the evaluation and testing of internal controls required by SOX 404; and conduct additional testing of its self insurance reserves in 2004 and prior periods. The company expects to finalize its first quarter 2005 results after it issues final results for 2004. The company will also set its 2005 annual meeting date at that time.

Conference Call

United Rentals will hold a conference call with Wayland Hicks, vice chairman and chief executive officer, and John Milne, president and chief financial officer, today, Wednesday, May 4, at 11 a.m. Eastern Time. The conference will be available live by audio webcast at www.unitedrentals.com, where it will be archived.

About United Rentals

United Rentals, Inc. is the largest equipment rental company in the world, with an integrated network of more than 730 rental locations in 48 states, 10 Canadian provinces and Mexico. The company’s 12,900 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers for rent over 600 different types of equipment with a total original cost of $3.7 billion. United Rentals is a member of the Standard & Poor’s MidCap 400 Index and the Russell 2000 Index® and is headquartered in Greenwich, Connecticut. Additional information about United Rentals is available at www.unitedrentals.com.

The company’s results for the first quarter of 2005 have not been finalized and, consequently, the results and other data for this period are preliminary and subject to change. Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “intends,” “projects,” “forecasts,” “may,” “will,” “should,” “on track” or “anticipates” or the negative thereof or comparable terminology, or by discussions of strategy or outlook. The company’s business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) unfavorable economic and industry conditions can reduce demand and prices for the company’s products and services, (2) governmental funding for highway and other construction projects may not reach expected levels, (3) the company may not have access to capital that it may require, (4) any companies that United Rentals acquires could have undiscovered liabilities and may be difficult to integrate, (5) rates may increase less than anticipated or costs may increase more than anticipated, (6) the audit of the company’s 2004 results has not yet been completed and, accordingly, previously announced data for 2004 are subject to change, (7) the evaluation and testing of the company’s internal controls over financial reporting have not yet been completed and additional material weaknesses may be identified, (8) the company may incur significant expenses in connection with the SEC inquiry of the company and the class action lawsuits and derivative actions that were filed in light of the SEC inquiry, (9) there can be no assurance that the outcome of the SEC inquiry or internal review will not require changes in the company’s accounting policies and practices, restatement of financial statements, revisions of preliminary results or guidance, and/or otherwise be adverse to the company, and (10) consents or waivers from lenders may not be obtained or may be costly to obtain, or security holders may elect to declare an event of default under various indentures based on the company’s delay in filing SEC reports. Certain of these risks and uncertainties, as well as others, are discussed in greater detail in the company’s filings with the SEC. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

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Contact:

Chuck Wessendorf

VP, Investor Relations and

Corporate Communications

United Rentals, Inc.

(203) 618-7318

cwessendorf@ur.com

UNITED RENTALS, INC.

GAAP RECONCILIATION

We define “free cash flow” as (i) net cash provided by operating activities plus (ii) proceeds from sales of rental equipment less (iii) aggregate expenditures for purchases of rental equipment and other property and equipment. Free cash flow is presented to provide additional information concerning cash flow available to meet future debt service obligations and working capital requirements. However, free cash flow is not a measure of financial performance or liquidity under Generally Accepted Accounting Principles (“GAAP”). Accordingly, free cash flow should not be considered an alternative to net income or cash flow from operating activities as indicators of operating performance or liquidity. The table below provides a reconciliation between preliminary net cash provided by operating activities and free cash flow.

	Three Months Ended March 31
	2005	2004
	(in millions)
Net cash provided by operating activities	$149.4	$202.5
Purchases of rental equipment	$(151.5)	$(152.5)
Purchases of property and equipment	$(18.2)	$(18.7)
Proceeds from sales of rental equipment	$65.5	$55.4

Free Cash Flow	$45.2	$86.7

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